EX.99.j

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in Post–Effective Amendment No. 73 to the Registration Statement on Form N–1A of AGF Investments Trust: AGFiQ U.S. Market Neutral Anti-Beta Fund, AGFiQ Global Infrastructure ETF, AGF Emerging Markets Equity Fund and AGF Global SustainableEquity Fund of our reports dated August 26, 2022, relating to the financial statements and financial highlights included in the June 30, 2022 Annual Reports to Shareholders of the above referenced funds, which are also incorporated by reference into the Registration Statement.

We also consent to the references to our Firm under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
October 28, 2022